

May 3, 2012

Via E-mail
Mr. Donald St. Pierre
Chief Financial Officer
Blackwater Midstream Corp.
660 LaBauve Drive
Westwego, Louisiana  70094

   **Re: Blackwater Midstream Corp.**
     **Form 10-K for Fiscal Year Ended March 31, 2011**
     **Filed June 28, 2011**
     **File No. 0-51403**

Dear Mr. St. Pierre:

  We have reviewed your supplemental response letter dated April 27, 2012 in response to our letter of comment dated March 13, 2012 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 5 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2011

Management's Discussion and Analysis, page 13

Liquidity and Capital Resources, page 22

For the Year Ended March 31, 2011, page 23

1. We note your proposed revisions made in response to prior comment 3.  Please also revise the tabular disclosure to eliminate the presentation of net income reconciled to net income without non-cash events.

Financial Statements

Note 3. Acquisition of the Brunswick, GA Storage Terminal, page 38

2.    We note your proposed revisions made in response to prior comment 5 that you have identified the independent third party appraiser.  Please confirm that you will file a consent from the appraisers under Exhibit 23 to any Registration Statement that incorporates by reference your Form 10-K, as amended.  See Rule 436 of Regulation C and Item 601(b) of Regulation S-K.

Note 5. Long Term Debt and Related Party Notes Payable, page 40

3.    We have reviewed your response to prior comment 11.  Please confirm you're your narrative response and tabular disclosure will be reflected in your next Form 10-K.

Item 9A. Controls and Procedures, page 49

4.    We note your proposed revisions made in response to prior comment 12.  We also note that your subsequent Forms 10-Qs state that there have been no changes in the Company's internal controls over financial reporting during the quarter.  In view of this fact, if you conclude that, as of March 31, 2012, your internal controls over financial reporting are effective, your related disclosures should be significantly expanded to explain exactly when and how the material weaknesses that previously existed were addressed and remedied.

Form 10-Q for December 31, 2011

Note 4. Bank Loans and Convertible Debt, page 9

5.    We note, from your response to prior comment 14, that JPM Chase is aware of the maturity date extension that was achieved and has not requested any action.  If circumstances have not changed as of March 31, 2012, please include this representation in your related footnote.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

•    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Margery Reich, Senior Review Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ Lyn Shenk for

David R. Humphrey
Accounting Branch Chief